UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  x

FOR IMMEDIATE RELEASE

CONTACT:

Paul Holm/Leon Zalmanov

PORTFOLIOPR

212-736-9224

pholm@portfoliopr.com / lzalmanov@portfoliopr.com

RiT TECHNOLOGIES REPORTS THIRD QUARTER AND FIRST NINE MONTHS 2002 RESULTS

Tel Aviv, Israel – October 23, 2002 – RiT Technologies (NASDAQ: RITT), a leading provider of network connectivity management solutions, today announced financial results for the third quarter and first nine months ended September 30, 2002.

Revenues for the third quarter of 2002 were $3,456,000 compared to $5,278,000 for the second quarter of 2002 and $8,035,000 for the third quarter of 2001. The results for the quarter include a one-time write-off of $1.5 million for slow-moving inventory reflected in Cost of Sales. Including this write-off, the net loss for the quarter was ($3,776,000), or ($0.42) per fully diluted share, compared to a net profit of $36,000, or $0.00 per fully diluted share, for the third quarter of 2001.

Revenues for the first nine months of 2002 were $14,047,000 compared to $30,844,000 for the first nine months of 2001. Net loss for the period, including the above mentioned one-time inventory write-off, was ($5,082,000), or ($0.57) per share fully diluted, compared to net income of $1,698,000, or $0.18 per share fully diluted for the first nine months of 2001.

Commenting on the results, Liam Galin, President and CEO, said, “Although our third quarter revenues were low as we expected, they do not accurately reflect demand for our datacom solutions, which remains relatively strong despite the ongoing market slowdown. Several substantial orders, which we expected to close in the third quarter were delayed. Also affecting the results is the normal seasonal weakness of the third quarter. At the same time, telecom sales remained weak, as frozen capital expenditure budgets prevented new and existing customers from exercising their expressed intentions to deploy PairView™ and PairQ™. The longer sales cycles resulted in excessive inventories, especially of our telecom products. We have taken a one-time inventory write-down in the amount of $1.5 million to account for these and other slow-moving items."

Mr. Galin continued, “We continue to streamline the company with the goal of achieving profitability at lower revenue levels. We are proud that nine months of efficiency efforts have reduced our operating expenses by nearly 25%. Nevertheless, with the market remaining so difficult to predict, we recognized the need for even more flexibility. As such, we recently implemented a plan to cut annual expenses by an additional $2 million, including the layoff of more than 20% of our workforce, primarily in sales support, administration and R&D. This has been a very painful, but necessary, step.”

“As of today, our CFO, Daniel Erdreich, has stepped down from his position. We would like to thank Danny for his dedicated service and contribution during the past two years, and wish him well in his future endeavors. Simona Green, who has been RiT’s chief controller for the last three years, has now assumed the position of Financial Director.”

Mr. Galin concluded, “Overall, despite today’s difficult markets, the developments in both our datacom and telecom segments encourage us as we move forward. We are pleased by the successful results of a number of telecom field tests that continue to build demand. Further, our datacom partners are reporting a pipeline of potential sales, justifying our investment in these important channels. Even in this environment, we continue to see revenue opportunities, and remain focused on sound business management.”

The Company will host a conference call to discuss these results on Wednesday, October 23rd, at 11:00 A.M. EDT/ 17:00 Israel time.  To participate, please call 1-800-547-8913(US, toll free), 1-785-832-2267 (International) and mention ID code: RIT. The conference call will also be webcast live at www.RiTtech.com/pages/irelations.asp .  It will also be available thereafter for replay on www.RiTtech.com/pages/irelations.asp , or by calling 1-800-938-0998 (US)/ 1-402-220-1550 (International) beginning 1 PM EDT on the day of the call.

About RiT Technologies

RiT leverages its unique technology for integrated network management solutions to improve network performance and maximize the return of telecom and datacom physical layer network investments. RiT’s PairView™ and PairQ™ target the telecommunication outside plant network management market, estimated at a potential of $1-2 B, and improves Telco’s ability to provision high bandwidth services (xDSL). PairQ enables mass-qualification of telco copper infrastructure, improving deployment and the margins of providing DSL services. RiT's PatchView for the Enterprise™ advanced solution targets the enterprise management market, estimated at $7.5 B/yr. RiT's PatchView™ and SMART Cabling™ systems target the enterprise LAN wiring market, estimated as $5-6 B/yr.RiT's sales network spans 50 countries. Key customers include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), and ING Barings. RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.RiTtech.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

 This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

(Tables Follow)

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

For the three months ended September 30, (Unaudited)	For the nine months ended September 30, (Unaudited)

	2002	2001	2002	2001
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	3,456	8,035	14,047	30,844
Cost of sales	1,960	4,065	6,996	15,451
Inventory write-off	1,518	0	1,518	0
Gross profit	(22)*	3,970	5,533	15,393
Operating expenses:
Research and development:
Research and development, gross	1,079	1,276	3,076	3,721
Less - royalty-bearing participation	97	57	220	57
Research and development, net	982	1,219	2,856	3,664

Sales and marketing	2,037	2,356	5,898	8,068
General and administrative	750	463	1,965	2,340
Total operating expenses	3,769	4,038	10,719	14,072
Operating income (loss)	(3,791)	(68)	(5,186)	1,321
Financial income, net	15	104	102	376
Capital gain	0	-	2	1
Income (Loss) for the period	(3,776)	36	(5,082)	1,698

Basic earnings (Loss) per share	(0.42)	0.00	(0.57)	0.19

Diluted earnings (Loss) per share	(0.42)	0.00	(0.57)	0.18

Weighted Average Number of Shares - Basic	8,910,352	8,894,019	8,910,352	8,876,547

Weighted Average Number of Shares - Diluted	8,910,352	8,894,019	8,910,352	9,188,665

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEET (U.S GAAP)
(U.S dollars in thousand)

	September 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	6,855	9,574
Marketable securities	1,112	1,091
Accounts receivable:
Trade, net	3,836	7,066
Other	947	978
Inventories	7,284	9,172
Total Current Assets	20,034	27,881

Property and Equipment
Cost	3,168	3,005
Less - accumulated depreciation	2,513	2,145
	655	860

Long term Investment

	1,157	972
Total Assets	21,846	29,713

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accruals:
Trade	2,056	3,393
Other	2,858	4,423
Total Current Liabilities	4,914	7,816

Long-term Liabilities
Liability for severance pay	1,677	1,622
Total Long-term Liabilities	1,677	1,622
Total Liabilities	6,591	9,438

Shareholders' Equity
Share capital	260	260
Additional paid-in capital	23,698	23,698
Capital reserves	230	230
Accumulated other comprehensive income	17	0
Notes receivable from employees	(27)	(72)
Accumulated deficit	(8,923)	(3,841)
Total Shareholders' Equity	15,255	20,275
Total Liabilities and Shareholders' Equity	21,846	29,713

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: October 31, 2002

By: s/Liam Galin____________

Liam Galin

President, Chief Executive Officer

and Director